SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF THE

SECURITIES EXCHANGE ACT OF 1934

For the month of May 2023

(Commission File No. 001-32221)

GOL LINHAS AÉREAS INTELIGENTES S.A.

(Exact name of registrant as specified in its charter)

GOL INTELLIGENT AIRLINES INC.

(Translation of registrant’s name into English)

Praça Comandante Linneu Gomes, Portaria 3, Prédio 24
Jd. Aeroporto
04630-000 São Paulo, São Paulo
Federative Republic of Brazil

(Address of registrant’s principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F ______

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ______ No ___X___

Notice to the Market

São Paulo, May 18, 2023 –GOL Linhas Aéreas Inteligentes S.A. (NYSE: GOL and B3: GOLL4) (“GOL” or “Company”), Brazil’s largest domestic airline, in accordance with the Brazilian Securities Commission (CVM) Resolution No. 44, of August 23, 2021, as amended, hereby informs it shareholders and the market in general that, on the date hereof, it was notified as to the completion of the contribution of 10,846,688 preferred shares of GOL held by PATH-Brazil LLC, enrolled with the Brazilian Taxpayers’ Registry (Cadastro Nacional da Pessoa Jurídica do Ministério da Fazenda or “CNPJ/MF”) under No. 44.062.973/0001-20, to Abra Group Limited, enrolled with the CNPJ/MF under No. 47.688.124/0001-75. The aforementioned transaction does not result in any change in the Company's shareholding control structure.

Investor Relations
ir@voegol.com.br
www.voegol.com.br/ir
+55 (11) 2128-4700

About GOL Linhas Aéreas Inteligentes S.A.

GOL is the largest airline in Brazil. leader in the corporate and leisure segments. Since it was founded in 2001. the Company has the lowest unit cost in Latin America. democratizing air transportation. The Company has alliances with American Airlines and Air France-KLM and makes available several codeshares and interline agreements available to Customers. bringing more convenience and simple connections to any place served by these partnerships. With the purpose of “Being the First for All”. GOL offers the best travel experience to its passengers. including: the largest number of seats and more space between seats; the greatest platform with internet. movies and live TV; and the best frequent-flyer program. SMILES. In cargo transportation. GOLLOG delivers orders to different regions in Brazil and abroad. The Company has a team of 13.7 thousand highly qualified aviation professionals focused on Safety. GOL’s #1 value. and operates a standardized fleet of 144 Boeing 737 aircraft. The Company's shares are traded on the NYSE (GOL) and the B3 (GOLL4). For further information. go to www.voegol.com.br/ir.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: May 18, 2023

GOL LINHAS AÉREAS INTELIGENTES S.A.

By:	/s/ Mario Tsuwei Liao
Name: Mario Tsuwei Liao Title: Chief Financial and IR Officer